UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

H&H IMPORTS, INC.

(Name of Issuer)

Common Stock - $0.0001 Par Value

(Title of Class of Securities)

404035 10 7

(CUSIP Number)

Kevin Harrington

14044 Icot Boulevard

Clearwater, Florida 33768

(727) 288-2738

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

Copy to:

Brian A. Pearlman, Esq.

Quintairos, Prieto, Wood & Boyer, P.A.

One East Broward Boulevard, Suite 1400

Fort Lauderdale, FL  33301

May 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

CUSIP NO. 404035 10 7                                                                                                Page 2 of 5

1	Names of Report Persons I.R.S. Identification Nos. of above persons (entities only). Kevin Harrington
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 101,980,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 101,980,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,980,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.2%
14	Type of Reporting Person (See Instructions) IN

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Item 1.

Security and Issuer.

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock"), of H&H Imports, Inc., a Florida corporation (the "Company" or "Issuer"). The principal executive offices of Company are located at 14044 Icot Boulevard, Clearwater, Florida 33768.

Item 2.

Identity and Background.

(a) through (f):

This statement of beneficial ownership on Schedule 13D is being filed by Kevin Harrington ("Harrington" or a "Reporting Party").

Harrington serves on the Board of Directors of the Company.  The business address for the Reporting Party is 14044 Icot Boulevard, Clearwater, Florida 33768.

The Reporting Party has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Harrington is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

All of the shares, which are subject of this filing, were acquired in connection with the merger agreement by and between the Company, TV Goods Acquisition, Inc. and TV Goods Holding Corporation dated April 15, 2010 and effective May 28, 2010. These shares include 101,680,000 shares held by Harrington Business Development, Inc., a company owned and controlled by Mr. Harrington.

Item 4.

Purpose of Transaction.

The acquisition of the securities of the Company was as the result of and in connection with the merger agreement by and between the Company, TV Goods Acquisition, Inc., and TV Goods Holding Corporation dated April 15, 2010 and effective May 28, 2010. Pursuant to the terms of the merger agreement, the members of the board of directors of the Company resigned and Kevin Harrington, Steve Rogai and Michael Cimino were appointed to the board of directors of the Company and Steve Rogai was approved as President of the Company.

Except as otherwise set forth in this item 4, the Reporting Person has no present plans or proposals which relate to or would result in:

(i)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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(ii)

an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(v)

 any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer's business or corporate structure;

(vii)

changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(viii)

causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

(ix)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(x)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a) and (b) As of May 28, 2010, the Reporting Person beneficially owned 101,980,000 shares of Common Stock, constituting to the best of his knowledge, 55.2% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over 101,980,000 of the shares of Common Stock beneficially owned by him. Reference is made to Item 3 above.

(c) Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the Common Stock during the past 60 days.

(d) and (e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or

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loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7.

Material to be Filed as an Exhibit.

(2)

Merger Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010

/s/ Kevin Harrington
Name: Kevin Harrington